PB 12/2

CM

02053340

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED NOV 2 0 2002 WASH. D.C. 180

SEC FILE NUMBER
8- 16190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/01 (MM/DD/YY) AND ENDING 9/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M. ZUCKER, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

771 WEST END AVE
(No. and Street)

NEW YORK	NEW YORK	10025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MURRAY ZUCKER (212)749-6907
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRAND SONNENSCHINE LLP, CPA'S
(Name — if individual, state last, first, middle name)

377 BROADWAY	NEW YORK	NY	10013
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 4 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MURRAY ZUCKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. ZUCKER, INC., as of SEPTEMBER 30, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Subscribed and affirmed
to before me this
16th day of November 2002

Signature

PRESIDENT
Title

Notary Public

Deborah N. Engel
Notary Public, State of NY
Qualified in New York County
Notary No. 01EN4523550
Commission Expires 6/30/2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. ZUCKER, INC.

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

TABLE OF CONTENTS

BRAND SONNENSCHINE LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
M. Zucker, Inc.

We have audited the accompanying statement of financial condition of M. Zucker, Inc. as of September 30, 2002 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Zucker, Inc. as of September 30, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

Brand Sonnenschine LLP

October 29, 2002

M. ZUCKER, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS		
Cash	$	1,004
Dividend receivable		284
Due from shareholder		322
Securities owned:		
Marketable, at market value		45,370
Not readily marketable, at estimated fair value		3,000
Prepaid taxes		924
TOTAL ASSETS	$	50,904
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable, accrued expenses And other liabilities	$	8,976
Total liabilities		8,976
Stockholders' equity		
Common stock, no par value, Authorized 200 shares, issued 100 shares		5,000
Additional paid-in-capital		3,000
Retained earnings		33,928
Total stockholders' equity		41,928
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	50,904

See accompanying notes to financial statements.

M. ZUCKER, INC.
STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2002

Revenues		
Commissions	$	25,868
Interest and dividends		4,051
Unrealized gain (loss) on firm securities account		(18,097)
		11,822
Expenses		
Officers' compensation		7,500
Payroll taxes and benefits		12,839
Regulatory fees		691
Other expenses		5,153
		26,183
Loss before income taxes		(14,361)
Provision for income taxes		813
NET LOSS	$	(15,174)

See accompanying notes to financial statements.

M. ZUCKER, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2002

Balance – September 30, 2001		
Common stock	$	5,000
Additional paid-in-capital		3,000
Retained earnings		49,102
Total		57,102
Net Loss		(15,174)
BALANCE – SEPTEMBER 30, 2002	$	41,928

See accompanying notes to financial statements.

M. ZUCKER, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2002

Cash flows from operating activities		
Net loss	$	(15,174)
Adjustments to reconcile net loss to net cash provided by operating activities		
Investment losses		18,097
(Increase) decrease in assets		
Receivables		(225)
Prepaid taxes		(924)
Increase (decrease) in liabilities		
Accounts payable and accrued expenses		(905)
Net cash provided by operating activities		869
Cash flows from other activities		-
NET INCREASE IN CASH		869
Cash – September 30, 2001		135
CASH – SEPTEMBER 30, 2002	$	1,004

See accompanying notes to financial statements.

M. ZUCKER, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2002

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company was organized in the state of New York in October 1970. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). It is engaged solely in the sale of mutual funds and variable annuities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Securities owned – Securities owned are held for investment. Marketable securities are valued at market value. Not readily marketable securities are valued at fair value as determined by management.

Statement of cash flows – For purposes of the statement of cash flows, the company defines cash equivalents as highly liquid investments, with original maturities of less than ninety days.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 3 – SECURITIES OWNED

Marketable securities consist of mutual funds only.

Not readily marketable securities consist of 1500 warrants to purchase shares of Nasdaq common stock pursuant to private placement offerings by Nasdaq. The warrants are exercisable through June 27, 2006. The shares of Nasdaq common stock and the underlying warrants issued by the NASD in the private placements have not yet been registered under the Securities Act of 1933. In a release dated June 20, 2002, Nasdaq indicated that a determination whether to consummate a public offering or the timing thereof, will be at the discretion of its Board of Directors and will depend on a variety of factors, one of which is marketing conditions. It also indicated that some participants in the OTC Bulletin Board have applied to make a market in the common stock as of July 1, 2002.

The common stock, in effect, started trading on July 1, 2002 and closed at $9.35 on September 30, 2002. The warrants, however, are not trading. Because they are exercisable initially through June 27, 2003 at $13 and at incrementally higher prices through June 27, 2006, at which time they are exercisable at $16, they were written down to an estimated fair market value of $2 per share, using the Black-Scholes Formula, which is a widely accepted method for computing the value of options.

NOTE 4 – NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). Since the Company is engaged only in the sale of mutual funds and variable annuities and does not handle customer funds and securities, it must maintain a minimum net capital of $5000.

M. ZUCKER, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2002

Net capital		
Total stockholders' equity	$	41,928
Deductions for non-allowable assets		3,924
Net capital before haircuts on securities positions		38,004
Haircuts on securities owned		6,806
Net capital	$	31,198
Aggregate indebtedness		
Items included in statement of financial condition:		
Accounts payable and other liabilities	$	8,976
Total aggregate indebtedness	$	8,976
Computation of basic net capital requirements		
Minimum net capital required	$	598
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital	$	26,198
Excess net capital at 1,000 percent	$	30,300
Percentage of aggregate indebtedness to net capital		28.77%
Reconciliation with company's computation (included in part IIA of Form X-17A-5 as of September 30, 2002)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		31,198
Net capital per above		31,198

See accompanying notes to financial statements.

M. ZUCKER, INC.
SCHEDULE II
STATEMENT REGARDING NON-APPLICABILITY OF ITEMS
(I) AND (J) ON PAGE 2 OF THE FACING SHEET
YEAR ENDED SEPTEMBER 30, 2002

The Company's income is derived solely from the sale of mutual funds and variable annuities. It does not carry margin accounts or extend credit for customers, and it does not hold securities for the account of its customers.

BRAND SONNENSCHINE LLP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON MATERIAL INADEQUACIES

Board of Directors of
M. Zucker, Inc.

We have examined the financial statements and related schedules of M. Zucker, Inc. as of September 30, 2002 and have issued our report thereon dated October 29, 2002.

In connection with our audit we found no material inadequacies to exist since the date of our last audit.

Brand Sonnenschine LLP

October 29, 2002